BofI Holding, Inc.

Investor Presentation

Andy Micheletti
Executive Vice President and Chief Financial Officer

May 9, 2013

Safe Harbor



This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”). The words “believe,” “expect,” “anticipate,” “estimate,” “project,” or the negation thereof or similar expressions constitute forward-looking statements within the meaning of the Reform Act. These statements may include, but are not limited to, projections of revenues, income or loss, estimates of capital expenditures, plans for future operations, products or services, and financing needs or plans, as well as assumptions relating to these matters. Such statements involve risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company and its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For a discussion of these factors, we refer you to the Company's reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended June 30, 2012. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or by any other person or entity that the objectives and plans of the Company will be achieved. For all forward-looking statements, the Company claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act

Q3 Fiscal 2013 Financial Highlights

Q3 2013 vs. Q3 2012	Amount ($M or %)	Increase (%)
Asset growth	$683.6	30.0%
Deposit growth	$527.5	33.5%
Loan portfolio growth	$599.6	37.6%
Loan portfolio origination growth	$248.2	46.8%
Non-performing assets to total assets	71 bps	-05 bps
Q3 Net Income	$10.4	34.8%
Diluted EPS	$0.74	27.6%

Return on Equity: 17.8%

Return on Assets: 1.45%

BofI is Consistently Ranked among the Best of the Biggest Thrifts by SNL Financial …

2012 The Best of the Biggest Thrifts

The best of the biggest (part 1)
The 100 largest public thrifts by asset size, ranked by financial performance for calendar year 2012 (1-25)

2012 rank	2011 rank	Company (ticker)	City, state	Score[1]	Total assets ($M)	ROAA (%)	ROATCE (%)	TBV/ share median 3-year growth (%)	Efficiency ratio (%)	NPLs/ loans (%)	NCOs/ avg. loans (%)
1	2	BofI Holding Inc. (BOFI)	San Diego, CA	154.986	2,874.3	1.44	17.72	14.33	38.05	1.11	0.29
2	1	Malaga Financial Corp. (MLGF)	Palos Verdes Estates, CA	142.629	851.1	1.41	13.64	11.60	34.99	0.22	-0.01
3	3	Hingham Institution for Savings (HIFS)	Hingham, MA	138.676	1,205.9	1.15	15.05	12.80	[illegible]	0.63	0.03
4	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
5	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
6	34	Meta Financial Group Inc. (CASH)	Sioux Falls, SD	82.364	1,763.3	1.14	16.03	17.83	82.27	2.54	0.29
7	6	Oritani Financial Corp. (ORIT)	Township of Washington, NJ	81.633	2,809.7	1.29	6.73	0.10	37.04	1.56	0.15

1 BofI Holding, Inc. (BOFI) CA 154.986 2,874.3 1.44 17.72 14.33 38.05 1.11 0.29

#1

2011 The Best of the Biggest Thrifts

The best of the biggest (part 1)
The 100 largest public thrifts by asset size, ranked by financial performance for calendar year 2011 (1-25)

2011 Rank	2010 rank[1]	Company (ticker)	City, state	Score[2]	Total assets ($M)	ROAA (%)	ROATCE (%)	TBV/share median 3-year growth (%)	Efficiency ratio (%)	NPLs/ loans (%)	NCOs/ avg. loans (%)
1	1	Malaga Financial Corp. (MLGF)	Palos Verdes Estates, CA	144.60	827.2	1.36	14.55	13.20	34.82	0.22	0.00
2	2	BofI Holding Inc. (BOFI)	San Diego, CA	134.61	2,223.8	1.24	16.09	14.33	42.04	1.20	0.39
3	4	Hingham Institution for Savings (HIFS)	Hingham, MA	132.66	1,127.3	1.14	15.32	[illegible]	40.11	0.81	0.06
4	5	Dime Community	Brooklyn, NY	126.12	4,021.2	1.16	16.26	10.18	41.64	2.02	[illegible]
5	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
6	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
7	22	Investors Bancorp Inc. (MHC) (ISBC)	Short Hills, NJ	87.06	10,701.6	0.78	8.81	7.32	43.21	1.71	0.57
8	10	ESB Financial Corp. (ESBF)	Ellwood City, PA	86.74	1,964.8	0.81	11.26	8.90	53.64	2.04	0.18

2 BofI Holding, Inc. (BOFI) CA 134.61 2,224 1.24 16.09 14.33 42.04 1.20 0.39

#2

2010 The Best of the Biggest Thrifts

The best of the biggest (part 1)
The 100 largest public thrifts by asset size, ranked by financial performance for 12 months ended March 31, 2011 (1-25)

2010 Rank[1]	Company (ticker)	State	Score	Total assets ($M)	ROAA (%)	ROATCE (%)	TBV/ share 3-yr CAGR (%)	Efficiency ratio (%)	NPLs/ loans (%)	NCOs/ avg. loans (%)
1	Malaga Financial Corp. (MLGF)	CA	134.22	817	1.32	15.57	13.27	35.86	0.23	0.00
2	BofI Holding Inc. (BOFI)	CA	127.12	1,736	1.29	15.44	15.16	39.43	1.51	0.45
3	New York Community Bancorp Inc. (NYB)	NY	126.45	41,047	1.32	19.31	11.74	36.43	3.04	0.36
4	Hingham Institution for Savings (HIFS)	MA	117.18	1,033	1.09	15.06	10.19	41.86	0.80	0.02
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
8	[illegible]	CA	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	0.40
9	Northwest Bancshares Inc. (NWBI)[5]	PA	81.68	8,122	0.76	5.60	36.85	57.01	3.25	0.67

2 BofI Holding, Inc. (BOFI) CA 127.12 1,736 1.29 15.44 15.16 39.43 1.51 0.45

#2

Source: SNL Financial

… and is also a Top Performer among the Broader Universe of All Public Banks and Thrifts

2012 rank	2011 rank		Total assets ($000)	2011 ROAE (%)	2011 ROAA (%)	Non-interest income/total revenue (%)	Capital ratio (%)	Efficiency ratio (%)	Non-performing loans/total loans (%)
1	1	Bank of the Ozarks, Little Rock, AR	3,839,987	26.80	2.70	17.65	18.93	55.91	0.50
2	125	Southern BancShares, Mt Olive, NC	2,068,677	24.57	2.27	60.67	21.30	42.21	10.98
3	7	Republic Bancorp, Louisville, KY	3,419,991	21.42	2.76	40.34	24.74	43.42	3.67
4	6	Southside Bancshares, Tyler, TX	3,308,400	16.84	1.29	28.24	22.36	54.41	1.14
5	236	Pacific Mercantile Bancorp, Costa Mesa, CA	1,024,552	16.51	1.15	19.30	13.40	89.97	2.14
6	221	CoBiz Financial, Denver, CO	2,423,504	16.23	1.39	27.06	16.30	75.78	2.93
7	5	WestAmerica Bancorp., San Rafael, CA	5,042,161	16.14	1.78	23.14	15.83	49.16	2.19
8	4	BofI Holding, San Diego	2,223,797	16.00	1.33	14.72	13.77	42.03	1.28
9	16	Hingham Institution for Savings, Hingham, MA	1,127,276	15.52	1.13	4.53	13.55	42.88	0.85
10	26	Citizens & Northern Corp., Wellsboro, PA	1,323,735	15.30	1.78	23.31	21.17	51.22	1.35

Source: ABA Banking Journal, May 2012
Note: Public banks and thrifts with total assets of $1-10 billion dollars

BofI is a Top Quartile Performer Versus Bank Peer Group

The 90% on ROE means that the Bank outperformed 90% of all Banks. The 16% G&A ranking means that only 16% of Banks spend less on G&A than BofI. Peer group includes savings banks greater than $1 billion dollars.

	BofI Federal Bank	Peer Group	Percentile
ROAA	1.55%	0.98%	83%
Return on equity	17.83%	7.26%	90%
G&A	1.60%	2.97%	16%
Efficiency ratio	34.27%	65.26%	5%

Note: Peer group is all savings banks with assets greater than $1 billion for quarter ended December 31, 2012
Source: Uniform Bank Performance Report (UBPR) as of December 31, 2012

Our Business Model is More Profitable Because Our Costs are Lower…

As % of average assets	BofI[1] (%)	Banks $1-$10bn[2] (%)
Net interest income	3.78	3.58
Salaries and benefits	0.86	1.50
Premises and equipment	0.13	0.37
Other non-interest expense	0.70	1.31
Total non-interest expense	**1.69**	**3.18**
Core business margin	**2.09**	**0.40**

1. BofI Federal Bank only for the three months ended 12/31/12 - the most recent data on FDIC website "Statistics on Depository Institutions Report" Excludes BofI Holding Inc. to compare to FDIC data
2. Commercial banks by asset size. FDIC reported for three months ended 12/31/12. Total of 446 institutions $1-$10 billion

… Resulting in an Efficiency Ratio That is Consistently One of the Industry's Lowest

Efficiency Ratio

(BofI Federal Bank, for the fiscal quarter ended)


(%)
80
60
40
20
0
One of the lowest rates in the industry
32.74
34.85
36.32
64.79
Q4 '12
Q1 '13
Q2 '13
Banks1

1. Reported by FDIC – 446 commercial banks with $1-$10 billion in assets for the quarter ended 12/31/12
   Source: FDIC Statistics on Depository Institutions (SDI) at 12/31/12. All data excludes bank holding companies

Corporate Profile and Vision

Vision

We aspire to be the most innovative branchless bank in the United States providing products and services superior to our branch based competitors

Key Facts

- $2.96 billion asset savings and loan holding company[1]
- 12-year operating history, publicly traded on NASDAQ (BOFI) since 2005
- Headquartered in single branch location in San Diego, CA
- 40,000 deposit and loan customers[1]
- 293 employees ($10.1 million in assets per employee)[1]
- Market Capitalization of $541 million[2]

1. As of 03/31/13
2. As of 05/06/13 closing price of $39.61 per share

Diversified Branchless Deposit Businesses

Deposit		Key Elements
	Consumer direct internet brands	• Demographically targeted brands • Differentiated products with turn-down product options
	Affinity	• Exclusive relationships with significant brands, groups, or employees • Exclusive relationships with financial planners through BofI Advisor
Deposit	**Business banking**	• Business banking with full suite of cash management services
	Specialty deposits	• 1031 exchange firms • Title and escrow companies • HOA and property management • IOLTA accounts
	BIN sponsorship	• Prepaid program managers with focus on large national programs

BOFI HOLDING

Affinity and Distribution Partners

Focus	Current Partner
Direct Marketing	Second Amendment Foundation; Golden Key International Honour Society; SFA The Strategic Financial Alliance; Center Street Securities (A Producers Equity Group Company); American Seniors; APWU; Audubon; Huntin' Is Good!; SIGMA Financial Corporation (Member FINRA/SIPC); Sammons Securities Co. (Member FINRA and SIPC)
Retail	Costco Wholesale
Event-Based Issuance	skylight financial; Westlake Financial Services

The Tipping Point for Consumer and Business Banking Customers

- Consumers are disenchanted with traditional banks
- Cost structure of business and consumer accounts are significant concerns
- Technology has removed final barriers to branchless banking (remote deposit capture, reload networks, enhanced ATMs for depositing of cash)
- Ubiquity of mobile and smart phones
- Consumers can feel connection and relationship via electronic media (phone, video, chat, social)

Internet Banking/ New Preferred Method



%
80
60
40
20
0
25
26
15
67
64
58
2008
2011
Ages 18-34
Ages 35-54
Ages 55+

Source: AlixPartners study, Nicklaus internal reports, SNL Financial, American Bankers Association and Wall Street Research

Branch Transaction Activity Migrating to Mobile/Online Channels

U.S. Banking Transactions by Channel (Billions)[1]



15% of transactions at branches
~85% of transactions non-branch
100
75
50
25
0
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
Actual
Forecast
Mobile
Online
ATM
Call center
Branch

U.S. Branch Transaction Activity[2] (average annual change – 2008-11)

Deposit	-7% to -9%
Withdrawal	-3% to -6%
Check cashing	-17% to -19%
Total	-4% to -5%

1. Source: Tower Group; McKinsey & Co., Novantas.
2. Represents the average annual change measured in 2008-2011

Bank Deposit Revenue Sources have been Significantly Reduced and Cost per Branch Transaction is 40 Times that of a Call Center

Service Charges/Total Deposits (%)



%
0.8
0.6
0.4
0.2
0.0
0.65
0.40
2002
2012

Cost Per Transaction



$
4
3
2
1
0
3.97
0.59
0.56
0.10
Branch
ATM
Online/ mobile
Call center

Source: FCIC; Baird estimates; PNC population

Branch Banks Cannot Cost Effectively Serve Most Customers



Segment 5 ($500K+ D&I)
Segment 4 ($100-$500K D&I)
Segment 3 ($25-$100K D&I)
Segment 2 ($5K-$25K D&I)
Segment 1 (<$5K D&I)
8
19
21
20
32
12
19
23
23
23
United States
Chase
>30% of Chase households have >$100K in D&I and make up ~55% of revenue
Of the remaining 70%, Chase has publically stated that 70% are not profitable

Source: MacroMonitor 2010 Survey of the U.S. households, U.S. Census Bureau; Chase data post implementation of Durbin Amendment

Branch Traffic has Declined Approximately 4.0% per Year for an Aggregated Decline of 90% Over the Last 16 Years

Average Branch Monthly Volume – Teller Transactions



Thousands
15
10
5
0
13.0
11.4
10.1
8.1
6.8
~4.0% CAGR
1995
2000
2005
2010
2011

"Branch foot-traffic is plummeting and branches are largely idle, except for the activities of the employees"

"Check writing declines 6-10% per year"

– Bob Meara, Analyst, Celent

Source: FMSI 2011 Teller Line Study; ICBA Independent Banker Magazine, March 2011

BofI Deposit Products in the News

CNNMoney.com
Forget BofA. Check out online bank BofI as seen in...

MarketWatch
Best Bank of the Year is a Small Surprise

The Daily Transcript
BofI Federal Bank: Delivering Personal Service

NetBanker
Bank of Internet Launches No-Overdraft Fee Checking Account

CNN Money.com
& Banks that are still awesome

DepositAccounts.com
3 Best Places to Find Free Checking Accounts

MarketWire
Bank of Internet Eliminates Overdraft Fees for Rewards Checking Account

Insider Monkey
This Internet Bank is a Better Bet than JP Morgan and Bank of America

Transworld News
Financial Advisors Provided High-Yield Banking Products for Clients

BofI's Vision for Multi-Channel Customer Service and Transaction


Voice
ATM
Email
Direct Banker
Video
Chat

- Aggressive outbound
  - Segmented call lists based upon behavioral segmentation (e.g., usage)
- Utilization of third party and internal data
- Coordinated multichannel marketing
- Utilize third party infrastructure (e.g., ATMs to deposit cash and reload networks)
- Incorporate personalized elements (video, chat) into direct banker interactions

Enhanced Value Proposition for Consumer Deposit Customers

Product

- Free checking with unlimited ATM reimbursement
- Rate rewards features
- Merchant/purchase rewards

Customer Service

- Enhanced call center representatives training
- Call center representative extended hours
- Outbound calling for setup and welcome

Platform Features

- Remote check deposit capture
- Personal financial management/account aggregation
- POP money (money transfer to mobile phones to emails)
- Enhanced mobile banking platform
- Mobile remote deposit capture
- New iPhone and Android application

Key Growth

Key Areas of Growth	Growth: 03/12-03/13
Checking balance	130.07%
MMS balance	74.38%
Savings balance	-16.69%
CD balance	-11.79%
Transaction account balance	92.53%
Gen Y (1978-1994)	40.23% of accounts, 36.99% of account bal
Gen X (1965-1977)	19.42% of accounts, 13.61% of account bal

Primary Business – Lending

Lending

- **Single family**
  - **Gain-on-sale Mortgage Banking**
    - Internet and affinity lead sources
    - Self-service operation
    - Low-fixed costs
  - **Wholesale Jumbo**
    - High-end portfolio lender
      - "Common Sense" underwriting
      - Quarter to date average LTV of 58%
  - **Warehouse Lending**
    - Product provides vertical integration and strengthens mortgage banking relationships
- **Multifamily**
  - **Retail**
  - **Wholesale**
    - 15 high quality originators with average experience of 15+ years
    - Highly ranked website- apartmentbank.com
    - 11-year history as portfolio bank
    - High credit quality
    - Quarter to date average LTV of 62% and DSCR of 1.60%
- **C&I Lending**
  - **Lender Finance**
    - Real estate and tax lien secured
    - Consumer receivable secured
  - **Healthcare Finance**
    - Lower and middle market asset-based lending (healthcare receivables)
  - **Factoring**
    - Insurance company secured receivables
    - Healthcare receivables
    - Other high credit quality receivables
  - **Bank Loans**
    - Syndicated cash-flow loans

Our Rapid Asset Growth has been Driven by Strong and Profitable Organic Loan Production

Loan Portfolio – End of Last Five Quarters



2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
1,595,704
1,720,563
1,912,999
2,155,306
2,195,331
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013

Average Loan to Value		Q3 2012	Q4 2012	Q1 2013	Q2 2013	Q3 2013
	Multifamily	54%	54%	55%	55%	55%
	Single family	54%	54%	54%	54%	54%

Loan Origination Group Production Year Over Year

($ Millions)	Q3-2013 Production	Q3-2012 Production	Pipeline[1]
Single Family – Gain on Sale	$231.9	$119.7	$164.3
Single Family – Jumbo Portfolio	97.4	118.2	140.3
Multifamily – Portfolio	68.2	57.4	55.0
C&I[2]	71.8	12.4	80.6
Total	**$469.3**	**$307.7**	**$440.2**

1. Applications in as of 4/30/13
2. Includes C&I - Single Family Lender Finance of $55.1 and $4.1 million for Q3 2013 and 2012, respectively

Best-in-Class Asset Quality

Non-current (30 days+) loans to total loans[1]


(%)
4
3
2
1
0
.92
2.81
BofI[1]
Banks $1-10 bn

Assets in non-accrual to total assets[1]


(%)
4
3
2
1
0
0.73
1.30
BofI[1]
Bank $1-10 bn

1. As reported in FDIC SDI report at 12/31/12. Total of 446 institutions included in the $1-$10 billion group.

Loan Diversity – March 31, 2013

Loan Portfolio[1]

100% = $2,231 Million



Factoring
6%
Consumer and Other
1%
Home Equity
1%
SF - Residential
50%
Multifamily
34%
CRE
1%
C&I - SF Lender Finance
5%
C&I
2%

1. Gross loans before premiums, discounts and allowances

Investment Summary

- Full service branchless banking platform with structural cost advantages vs. traditional banks
- Superior growth and ROE relative to large and small competitors
- Solid track record of allocating capital to businesses with best risk-adjusted returns
- New business initiatives will generate incremental growth in customers, loans and profits
- Robust risk management systems and culture has resulted in lower credit, counterparty and regulatory risks

Contact Information

COMPANY

Greg Garrabrants, President and CEO

BofI Holding, Inc.

investors@bofi.com
www.bofiholding.com

Investor Relations

Mark A. McPartland, Senior Vice President

MZ Group

Phone: +1-646-593-7140

Mobile: +1-910-297-6442

markmcp@mzgroup.us

www.mzgroup.com